Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to the CACI $MART Plan of CACI International Inc of our reports (a) dated August 27, 2007, with respect to the consolidated financial statements and schedule of CACI International Inc, CACI International Inc’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of CACI International Inc, included in its Annual Report (Form 10-K) for the year ended June 30, 2007 and (b) dated June 25, 2007, with respect to the financial statements and schedule of the CACI $MART Plan of CACI International Inc included in the Plan’s Annual Report (Form 11-K) for the year ended December 31, 2006, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

October 3, 2007